14047035

3/10/14
1cw

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 28 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.E. Powell & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Northpointe Circle
(No. and Street)

Seven Fields (City) PA (State) 16046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrea Evancho 724-776-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard LLC
(Name – *if individual, state last, first, middle name*)

20 Stanwix Street (Address) Pittsburgh (City) PA (State) 15222 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Andrea Evancho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.E. Powell & Company Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kelly L. Banichar, Notary Public
Seven Fields Boro, Butler County
My Commission Expires July 24, 2014
Member, Pennsylvania Association of Notaries

Kelly L. Banichar
Notary Public

Signature

Treasurer /Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (O) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. E. Powell & Company, Inc.

Financial Statements and
Supplementary Information

December 31, 2013

ParenteBeard

CONFIDENCE THROUGH CLARITY

E. E. Powell & Company, Inc.

Financial Statements and
Supplementary Information

December 31, 2013

E.E. Powell & Company, Inc.

Table of Contents
December 31, 2013

ParenteBeard

Independent Auditors' Report

Stockholders
E. E. Powell & Company, Inc.

We have audited the accompanying statement of financial condition of E. E. Powell & Company, Inc. (the "Company") as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. E. Powell & Company, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

ParenteBeard LLC

Pittsburgh, Pennsylvania
February 26, 2014

E.E. Powell & Company, Inc.

Statement of Financial Condition
December 31, 2013

Assets

Cash	$ 72,524
Deposit With Clearing Organization	50,000
Receivable From Clearing Organization	236,157
Prepaid Expenses and Other Assets	14,086
Furniture and Equipment, Net of Accumulated Depreciation of $26,137	4,523
Total Assets	$ 377,290

Liabilities and Stockholders' Equity

Liabilities	
Accrued Payroll and Related Liabilities	$ 40,854
Accrued Rent	3,071
Total Liabilities	43,925
Stockholders' Equity	
Common stock, no par value, 100,000 shares authorized, 32,191 shares issued and outstanding	321,913
Paid in Capital	31,969
Accumulated Deficit	(20,517)
Total Stockholders' Equity	333,365
Total Liabilities and Stockholders' Equity	$ 377,290

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Operations
Year Ended December 31, 2013

Revenues	
Commissions and Fees	$ 892,675
Net Trading Gains	263,670
Mutual Funds – Direct Sales	133,078
Interest and Dividends	1,458
Total Revenues	1,290,881
Expenses	
Employee Compensation and Benefits	1,064,976
Other Operating	69,551
Occupancy	70,013
Commissions and Clearance Fees	55,111
Communications and Data Processing	13,593
Quotation Services	16,927
Interest	710
Total Expenses	1,290,881
Income Before Income Tax Expense	-
Income Tax Expense	-
Net Income	$ -

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2013

	Common Stock	Paid In Capital	Accumulated Deficit
Balance, Beginning of Year	$ 321,913	31,969	$ (20,517)
Net Income	-	-	-
Balance, End of Year	$ 321,913	31,969	(20,517)

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows From Operating Activities		
Net Income	$	-
Adjustments to Reconcile Net Income to Net Cash Used In Operating Activities:		
Depreciation		1,918
Changes in assets and liabilities:		
Receivable From Clearing Organization		(33,786)
Prepaid Expenses and Other Assets		(903)
Accrued Payroll and Related Liabilities		31,972
Accrued Rent		(1,940)
Net Cash Used In Operating Activities		(2,739)
Cash Flows From Investing Activities		
Purchase of Furniture and Equipment		(2,860)
Net Cash Used In Investing Activities		(2,860)
Decrease in Cash		(5,599)
Cash, Beginning of Year		78,123
Cash, End of Year	$	72,524
Supplemental Disclosure Of Cash Flow Information		
Interest Paid	$	710

See notes to financial statements

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

E. E. Powell & Company, Inc. (the "Company") is incorporated under the laws of the Commonwealth of Pennsylvania and acts as a broker-dealer in Pittsburgh, Pennsylvania, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

On April 3, 1994, the Company went fully disclosed, thereby becoming an introducing broker. By doing such, the Company can accept customer orders but elects to clear through another broker. In this arrangement, the Company accepts the customers' orders and the clearing brokers clear the trades. Either party may initiate the execution of a trade. The clearing broker processes and settles the customer transactions for the Company and maintains customer records. The Company no longer carries security accounts for customers or performs custodial functions relating to customer securities.

The Company evaluated subsequent events for recognition or disclosure through February 26, 2014, the date the financial statements were available to be issued.

Revenue Recognition

Accounting principles generally accepted in the United States of America require that customers' and proprietary securities transactions and the related commission income and expense be recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Throughout the year, interest is earned on the amounts receivable and charged on amounts payable.

Deposit With Clearing Organization

The Company is required to maintain a special reserve account under the requirements of the Securities and Exchange Commission ("SEC") Rule 15c3-3 Reserve Requirements for Margin Related to Security Futures Projects that is not available for operations. Accordingly, this reserve account, consisting of cash, is not included in cash in the statement of financial position.

Receivable From Clearing Organization

Receivable from clearing organization represents unsecured deposits held by the Company's clearing broker. Receivables from clearing organizations are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets. Depreciation expense was $1,918 in 2013.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for uncertainty in income taxes by using a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority. Measurement of the tax uncertainty occurs if the recognition threshold is met. Management determined there were no tax uncertainties that met the recognition threshold at December 31, 2013.

The Company is subject to federal income tax and state income taxes in Pennsylvania. The Company is no longer subject to examination by federal or Pennsylvania taxing authorities for years before 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Income Taxes

A deferred tax liability of $406 resulting from temporary differences in the Company's book and tax bases of accounting has been recognized at December 31, 2013. This liability has been offset by a deferred tax asset, consisting primarily of Pennsylvania net operating loss carryforwards. A valuation allowance equal to this amount was established as these deferred tax assets will not be realized until the Company produces taxable income. The Company has state net operating loss carryforwards of approximately $30,000. These carryforwards expire beginning in the year 2023.

3. Operating Lease

The Company has an operating lease for office space. Rent expense was $67,966 for the year ended December 31, 2013. The Company's future minimum rental payments under the noncancellable operating lease as of December 31, 2013 are as follows:

Year Ending December 31:		
2014	$	60,123
2015		35,072
Total	$	95,195

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, shall not exceed a ratio of 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $314,756 at December 31, 2013, which was $64,756 in excess of its required net capital of $250,000. The Company's net capital ratio was .14 to 1 at December 31, 2013.

5. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may subject the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

6. Retirement Plan

The Company sponsors a Simple IRA plan. Company contributions were $26,795 for the year ended December 31, 2013.

7. Exemptive Provisions of Rule 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under section (k)(2)(ii), which states that the provisions of the rule are not applicable to a broker or dealer who, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Accordingly, disclosure is not required of the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements.

8. Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for 2013; consequently the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Creditors.

Supplementary Information
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2013
(See Independent Auditors' Report)

Computation of Net Capital

Total Stockholders' Equity	$ 333,365
Deductions And/Or Charges	
Non-Allowable Assets:	
Furniture and Equipment, Net	4,523
Prepaid Expenses and Other Assets	14,086
Net Capital	$ 314,756

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	
Accrued Payroll and Related Liabilities	$ 40,854
Accrued Rent	3,071
Total Aggregate Indebtedness	$ 43,925

Supplementary Information
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2013
(See Independent Auditors' Report)

Computation of Basic Net Capital Requirement

Minimum Net Capital Required (6-2/3% of aggregate indebtedness)	$ 2,928
Minimum Dollar Net Capital Required	$ 250,000
Net Capital Requirement	$ 250,000
Excess Net Capital	$ 64,756
Net Capital Less Greater of 10% of Total Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Required	$ 14,756
Ratio: Aggregate Indebtedness To Net Capital	.14 to 1

Reconciliation With Company's Computation

Included In Part II Of Form X-17a-5 As Of December 31, 2012:	
Net Capital, As Reported In Company's Part II (Unaudited) Focus Report	$ 314,756
Net Audit Adjustments	-
Net Capital Per Page 12	$ 314,756

Supplementary Information

Schedule II - Computation for the Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2013

(See Independent Auditors' Report)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

E.E. Powell & Company, Inc.

Supplementary Information
Schedule III – Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013
(See Independent Auditors' Report)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

ParenteBeard

Independent Auditors' Report On Internal Control Required By SEC Rule 17a-5(g)(1) For A Broker-Dealer Claiming An Exemption From SEC Rule 15c3-3

Stockholders
E. E. Powell & Company, Inc.

In planning and performing our audit of the financial statements of E. E. Powell & Company, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Pittsburgh, Pennsylvania
February 26, 2014

ParenteBeard

Independent Accountants' Report on Applying Agreed-Upon Procedures

Stockholders
E. E. Powell & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by E. E. Powell & Company, Inc. , and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating E. E. Powell & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). E. E. Powell & Company's management is responsible for E. E. Powell & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's audited financial statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting any adjustments, noting no differences; and

5. Compared the amount of the mid-year and final payment for the period ended December 31, 2013 applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Pittsburgh, Pennsylvania
February 26, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

008193 FINRA DEC
E E POWELL & COMPANY INC 12*12
200 NORTHPOINTE CIR STE 304
SEVEN FIELDS PA 16046-7861

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Andrea Evancho 724-776-7600

2. A. General Assessment (item 2e from page 2) $ 2637.97

B. Less payment made with SIPC-6 filed (exclude interest) (1430.07)

7-25-2013
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 1207.90

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1207.90

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1207.90

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

E.E. Powell & Company Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29th day of January, 2014.

Treasurer/Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 1290,881
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	177,002
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	55,111
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	180
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	2692
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — (Deductions in excess of $100.000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 710	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5. Code 3960). $ —	
Enter the greater of line (i) or (ii)	710
Total deductions	235,695
2d. SIPC Net Operating Revenues	$ 1055,186
2e. General Assessment @ .0025	$ 2637.97
	(to page 1. line 2.A.)